August 1, 2006

Mail Stop 4561

Mr. Stephen Brock
Chief Executive Officer
Public Company Management Corporation
5770 El Camino Road
Las Vegas, NV 89118

Re: **Public Company Management Corporation**
        Form 10-KSB for the year ended September 30, 2005
        Filed December 29, 2005
        File No. 0-50098

Dear Mr. Brock:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

Item 6 – Management Discussion and Analysis or Plan of Operation, page 8

Results of Operations for the Partial Year Ended September 30, 2004 Compared to the
Year Ended September 30, 2005

    1. We note that the decrease in fiscal year 2005 revenues was primarily due to a
        change in the revenue recognition policies which delayed revenue under
        consulting contracts during fiscal 2005 until the completion of certain activity
        relating to registration of securities. In light of your presentation of a partial 2004
        fiscal year and the nature of the revenue policy change, this explanation does not

appear to provide an explanation for the entire decrease. Please revise to disclose any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on revenues or income from continuing operations. Refer to Item 303 of Regulation S-B

Liquidity and Capital Resources, page 9

2. Please revise your discussion of cash flow from operations to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flows. Refer to the Interpretive Guidance in SEC Release 33-8350.

Critical Accounting Policies, page 10

3. Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to the proportional performance method could have a material impact on revenues. Please revise your disclosure accordingly. Refer to SEC Release 33-8350.

Item 7 – Financial Statements, page 11

4. In light of your cash losses, accumulated deficits, and working capital deficit, please tell us how your auditors concluded that there is not substantial doubt about your ability to continue as a going concern for a reasonable period. Refer to AU Section 341. If they were relying on a financial commitment from Mr. Brock, please tell us whether Mr. Brock is legally bound by his commitment and include the agreement as an exhibit in future filings.

5. Revise to disclose the nature of the accounting errors in previously issued financial statements and the effect of their correction on net income as well as the related per share amounts. Refer to paragraph 37 of APB 20. Please note that all columns should be labeled "restated."

Consolidated Statements of Cash Flow, page 14

6. Please revise to classify cash flows from purchases and sales of trading securities as cash flows from operating activities. Refer to paragraph 18 of SFAS 115.

Note 1 – Summary of Accounting Policies, page 16

Non-Marketable Securities, page 16

7. We note that non-marketable securities are accounted for under the cost method. Please clarify whether your non-marketable securities are recognized initially at fair value (which establishes the cost basis) and carried subsequently at cost subject to other than temporary impairment. In addition, please tell us how you concluded that the fair value of the non-marketable securities received as consideration is more reliably measurable than the fair value of the consulting services provided.

Revenue Recognition, page 17

8. Please tell us how you considered SAB 101 as amended by SAB 104 and SOP 81-1 in recognizing revenue using an input methodology rather than an output methodology. In that regard, considering that your business is dependent upon the achievement of performance milestones, tell us why you believe the proportional performance method is appropriate. In addition, advise us of your ability to collect for overruns under fixed fee arrangements as well as your ability to approximate completion rates with a sufficient degree of specificity. Finally, in the event of early termination by either party, advise us whether the contract becomes a time and materials contract upon which you are able to collect on time and materials expended to date.

9. We note that revenues are not recognized for the value of securities received as payment for services when there is no public trading market and there have been no recent private sales of the security. Please advise us and revise your disclosure to clarify whether the value of this common stock is recorded as deferred revenues. In addition, considering that the value of common stock generally represents in excess of 75% of the total value of the contract, it appears that the proportional performance method is used primarily to recognize the cash portion of your consulting contracts. Please advise us and revise your disclosure to clarify.

Note 10 – Common Stock, page 20

10. Your disclosure related to the number of shares issued for services during the fiscal year ended September 30, 2005 does not appear to reconcile to stock issued for services presented in the statement of stockholders' equity on page 15 or the stock issued to you employees, independent contractors and consultants as disclosed on page 8. Please revise or advise us.

Exhibit 31.1 - Certification

11. Similar to the certification filed with the December 2005 and March 2006 Forms 10-Q, please revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-B. Please note that the certification must be signed in a personal capacity. In that regard, revise your certification to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief